# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acuren Corp, CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14434 Medical Complex Drive, #100, Tomball, Texas (TX), 77377
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IX, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 19,877,500; sole dispositive power 0; shared dispositive power 19,877,500; aggregate amount beneficially owned 19,877,500 (16.4% of the class)
- Mariposa Acquisition IX, LLC (CIK 0002046679): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 19,877,500; sole dispositive power 0; shared dispositive power 19,877,500; aggregate amount beneficially owned 19,877,500 (16.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Acuren Corp
Address of issuer's principal executive offices: 14434 Medical Complex Drive, #100, Tomball, Texas (TX), 77377

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by Sir Martin E. Franklin ("Sir Martin") and Mariposa Acquisition IX, LLC, a Delaware limited liability company ("Mariposa" and together with Sir Martin, collectively referred to as the "Reporting Persons"), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended.

Mariposa is a private investment vehicle of which Sir Martin is the manager. Sir Martin holds his interest in Mariposa indirectly through each of (i) MEF Holdings, LLLP ("MEF Holdings"), the general partner of which is wholly-owned by the Martin E. Franklin Revocable Trust (the "Franklin Trust") of which Sir Martin is the sole settlor, trustee and beneficiary, (ii) the Franklin Trust, and (iii) Brimstone Investments LLC, a private investment vehicle of which Sir Martin is the Manager and that is wholly owned by a family trust (of which Sir Martin is a beneficiary).
Residence or business address: The business address of each of the Reporting Persons is c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139.
Present principal occupation or employment: The present principal business of Mariposa is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. Sir Martin directs the voting and investment activities of Mariposa.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mariposa is organized under the laws of Delaware and Sir Martin is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mariposa is engaged in the purchase and sale of securities for investment on its own account. The source of funds is the investment capital of Mariposa.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the Issuer's initial public offering in May 2023, Mariposa purchased from the Issuer (i) 8,950,000 ordinary shares of the Issuer for an aggregate purchase price of $89,500,000 and (ii) 999,999 founder preferred shares of the Issuer (having previously been issued one founder preferred share at formation) for an aggregate purchase price of $10,500,000. Each of the ordinary shares and founder preferred shares were issued with a warrant entitling the holder to purchase 1/4 of an ordinary share at an exercise price of $11.50 per whole ordinary share. On July 30, 2024, Mariposa exercised all 9,950,000 of its Issuer warrants at the reduced exercise price of $10.00 per whole ordinary share and acquired an aggregate of 2,487,500 ordinary shares. On July 30, 2024, Mariposa purchased an aggregate of 7,440,000 ordinary shares at a purchase price of $10.00 per ordinary share. In connection with the change of the Issuer's jurisdiction of incorporation from the BVI to Delaware, on December 16, 2024, each of the Issuer's ordinary shares and founder preferred shares held by Mariposa automatically converted, on a one-for-one basis, to Common Stock and Series A Preferred Stock, respectively. Sir Martin has been a director of the Issuer since its inception in December 2022. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer. As part of its periodic evaluation of its investment in the Issuer , the Reporting Persons intend to engage in discussions with the Issuer's management and Board, other stockholders of the Issuer and other interested parties that may relate to, without limitation, the business, operations, capital structure, strategic plans, Issuer's investor relations and the future of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 19,877,500 shares of Common Stock (and shares convertible into Common Stock within 60 days). This amount consists of (i) 18,877,500 shares of Common Stock held by Mariposa and (ii) 1,000,000 shares of Series A Preferred Stock of the Issuer held by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 19,877,500 shares of Common Stock (and shares convertible into Common Stock within 60 days) represent 16.4% of all outstanding shares of Common Stock (assuming the conversion of the shares of Series A Preferred Stock). The information set forth in Item 4 of this Statement is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Statement is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mariposa has agreed, pursuant to that certain Placing Agreement, dated May 17, 2023, by and between the Issuer, certain of its directors (which includes Sir Martin) and founders (which includes Sir Martin), Mariposa, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch, as placing banks, subject to certain exceptions, that it will not, without the prior written consent of each of the placing banks, directly or indirectly, offer, sell, lend, pledge, contract to sell, distribute, grant any option, right or warrant to purchase or otherwise dispose of its holdings of the securities of the Issuer prior to July 30, 2025. Mariposa has further agreed, pursuant to that certain Insider Letter, dated May 17, 2023, by and between the Issuer, its founders and Mariposa, subject to certain exceptions, that it will not, without the prior written consent of the Issuer, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of any founder preferred shares (now Series A Preferred Stock) (excluding any ordinary shares (now shares of Common Stock) received in respect of their Series A Preferred Stock dividend received thereon from time to time), for a period of five years commencing on May 17, 2023 and ending five years after the closing of the Acquisition (July 30, 2029). Pursuant to the terms of the Series A Preferred Stock, as described in the Issuer's certificate of incorporation, if the average stock price of the Common Stock exceeds $11.50 per share for any ten consecutive trading days of the calendar year, the holder of the Series A Preferred Stock is entitled to receive a dividend in the form of Common Stock equal to 20% of the appreciation of the market price of Common Stock issued to ordinary shareholders in the Issuer's IPO. In the first year a dividend is payable (if any), the dividend amount will be calculated at the end of each calendar year based on the appreciated stock price as determined above (the "Dividend Price") compared to the IPO price of $10.00 per share. In subsequent years, the dividend amount will be calculated based on the appreciated stock price compared to the highest Dividend Price previously used in calculating the Series A Preferred Stock dividend. The Series A Preferred Stock will also participate in any dividends (if any) on the Common Stock on an as converted basis. In addition, if the Issuer pays a dividend on its Common Stock, the Series A Preferred Stock will also receive an amount equal to 20% of the dividend which would be distributable on such number of shares of Common Stock. Dividends are paid for the term the Series A Preferred Stock is outstanding. In the event of (i) an acquisition of control by any person or party (or by any group of persons or parties who are acting in concert) whether by merger, consolidation or otherwise or (ii) any sale, lease or exchange of all or substantially all of our property and assets, including its goodwill and its corporate franchises (a "Change of Control"), the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend, equal to the Change of Control Dividend Amount payable in Common Stock immediately prior to the consummation of the Change of Control (the "Change of Control Dividend Date"). The "Change of Control Dividend Amount" will be equal to the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each dividend period (or part thereof) occurring during a Change of Control dividend period assuming, among other things, a Dividend Price for each dividend period (or part thereof) in the Change of Control dividend period equal to the Change of Control Price increasing by eight percent per annum (compounded annually) for each such dividend period (or part thereof). The Series A Preferred Stock will be automatically converted into Common Stock on a one for one basis (subject to certain adjustments in accordance with the terms of the Series A Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date and (ii) December 31, 2034. Each share of Series A Preferred Stock is convertible into one share of Common Stock at the option of the holder and has certain voting rights. The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement among the Reporting Persons, dated January [ ], 2025.

Exhibit B -- Placing Agreement, dated May 17, 2023, by and between the Issuer, certain of its directors and founders, Mariposa, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (incorporated by reference to Exhibit 10.8 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit C -- Founder Insider Letter, dated May 17, 2023, by and between the Issuer, its founders and Mariposa (incorporated by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit D -- Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer's Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 16, 2024, which contains the terms of the Series A Preferred Stock).

## Signatures
- Sir Martin E. Franklin: /s/ Sir Martin E. Franklin, Sir Martin E. Franklin (02/14/2025)
- Mariposa Acquisition IX, LLC: /s/ Sir Martin E. Franklin, Sir Martin E. Franklin, its Manager (02/14/2025)